

July 17, 2013

Via E-mail
Pierre Quilliam
Chief Executive Officer
Silver Falcon Mining, Inc.
2520 Manatee Avenue West, Suite 200
Bradenton, Florida 34205

Re: **Silver Falcon Mining, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed April 12, 2013
Supplemental Response submitted July 3, 2013
File No. 000-53765

Dear Mr. Quilliam:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Description of Mining Properties, page 8

1.   We note your response to comment 2 in our letter dated June 7, 2013, and we reissue, in part, the comment. Please revise to address the extent to which a majority or segment of other owners of the leased properties may have the ability to impede your exploration or eventual mining efforts on the properties. We also note the draft disclosure that you "do not have any agreement with the other joint owners" regarding allocation of revenues, costs, etc. Please revise to address whether or not you have taken or intend to take any measures to locate and negotiate agreements with the other owners.

2.   We note your response to comment 3 in which you propose to amend your Form 10-K by removing the term ore from your filing except for contract descriptions and royalty agreements in an effort to insure accuracy. We re-issue comment 3. Alternative terms such as mineralized material and/or minerals may be substituted without implying the material mined will be economic or profitable in the summaries of your contracts and/or royalty agreements. We also note your response that tailings are not less than 10 mesh and qualify as waste rock. Please amend your filing and replace the term tailings with the term waste rock to more accurately describe your mining/processing activities. We may have additional comments pending a review of your amended filing.

3.   We note your response to comment 4 in which you will revise your filing to remove the term nuggets. We re-issue comment 4. Please file your amended filing for our review.

4.   We note your response to comment 5 in which you made no changes and propose to enhance your introductory paragraph to your development stage section. We re-issue comment 5, please remove terms such as develop, development, and/or production from you filing, such as Exploration and development expenses were $28,248 in 2012 as found in the Results of Operation on page 3, your financial statements, and elsewhere in your filing.

5.   We note your response to comment 6 in which you will make changes to your filing and include some metrics regarding your activities. We re-issue comment 6. Please include the tonnage (quantity) and grades (quality) of your transported materials, stockpile additions and removals, mill feed, concentrate produced and dore shipments. In addition please include the smelting and/or refining contracts for your dore shipments and concentrates.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Liquidity, page 37

6.   We note your response to comment 8 in our letter dated June 7, 2013 and your related disclosure that as of July 1, 2013, you have failed to pay all interest owed on your two year notes payable. Please revise to state whether you are considered in default on these notes, and what remedies are being sought by the lenders as a result of your failure to pay interest.

Security Ownership of Certain Beneficial Owners and Management, page 49

7.   We note your proposed disclosure in response to comment 9 in our letter dated June 7, 2013, and you are obligated to issue approximately 127 million new shares of your Class A Common Stock. Please revise your beneficial ownership table to include all lenders that may be deemed to have beneficial ownership of more than 5% of your Class A Common Stock pursuant to Exchange Act Rule 13d-3(d)(1) or advise.

Evaluation of Disclosure Controls and Procedures, page 39

8.   We note your response to comment 11 in our letter dated June 7, 2013. In your amended filing, please revise this section to briefly address how management determined your disclosure controls and procedures were effective given the failure to disclose the permanent injunction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Adam F. Turk at (202) 551-3657 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director